EXHIBIT 12.1

Warner Music Group
(Otherwise known as WMG Acquisition Corp.)
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Historical							Pro Forma
	Predecessor						Successor	Twelve
					Ten Months	Three Months	Seven Months	Months
					Ended	Ended	Ended	Ended
	Years Ended November 30,				September 30,	February 28,	September 30,	September 30,
(Dollars in millions)	2000	2001	2002	2003	2003	2004	2004	2004
Loss before Income taxes	$(365)	$(1,066)	$(1,570)	$(1,317)	$(268)	$(15)	$(74)	$(1,161)
Add:
Fixed charges	74	89	78	65	50	8	99	151

Income as adjusted before income taxes	$(291)	$(977)	$(1,492)	$(1,252)	$(218)	$(7)	$25	$(1,010)

Fixed Charges
Interest expense	$56	$71	$59	$47	$36	$4	$91	135
Portion of rental expense representative of interest(1)	18	18	19	18	14	4	8	16

Total fixed charges	$74	$89	$78	$65	$50	$8	$99	$151

Deficiency in earnings over fixed charges	$(365)	$(1,066)	$(1,570)	$(1,317)	$(268)	$(15)	$(74)	$(1,161)

(1)   Estimated at 1/3 of total rent expense.